Exhibit 99.3
Dear Investor,

In Q1, the company has reported a revenue of Rs. 1443 crore, a sequential growth of 9.84%, as per Indian GAAP consolidated financials. Earning per share at Rs. 10.87 has grown by 23.67% sequentially. The revenue and earning per share for Q1 have exceeded the forecasted range on the back of robust volume growth and a favorable exchange rate movement during the quarter. The revenue growth has been fuelled by a 7.2% increase in volumes and higher contribution from offshore, both critical initiatives that we focus on.
The growth continues to be broad-based across verticals and service offerings. The dispersion of growth across a larger customer base is evident from the higher growth recorded across the non top 10 customers in Q1. We added 34 new customers in this quarter. Offshore contribution continued to increase in Q1 reflecting our maturity in leveraging the global delivery model effectively to deliver enhanced value for the customer. Over the last 4 quarters, the offshore contribution has increased by 4% and now stands at 47%.
We have made rapid progress in ramping up existing customers in the past few quarters. Our relationship management focus on leveraging opportunities across prominent customer accounts is amply reflected in the sequential increase of 10 million dollar customers from 27 to 33. The number of customers with an annualized billing exceeding 5 million dollars has also increased sequentially from 46 to 51. This reiterates our customers’ increasing confidence in our ability to deliver higher business value. This was also evidenced in the active support of over 200 CXOs and senior business leaders, who participated in our Customer Summit held in Q1.
We are encouraged by the continued expansion of addressable market for global IT service providers. This is a result of expansion in service offerings and greater acceptance of global delivery model even by industries that have traditionally been conservative. This is a pointer towards a strong pipeline of opportunities across service offerings that we can deliver to the market. A complimentary trend has been our enhanced participation in projects of larger size and longer duration.
Our focus on enhancing the leadership bandwidth has become more pronounced in the recent past with the induction of a number of senior leaders from reputed global organizations. The diversity of these additions is a reflection of the opportunities being addressed by us across various sectors and regions. We shall continue to make these investments in line with the anticipated needs of our customers.
Against this background, we are revising our annual guidance for fiscal 2007 upwards under Indian GAAP consolidated financials. Revenue growth is expected to be in the range of 29.2% to 31.2% and earning per share is expected to grow between 27.5% to 29.5%.
The continued positive sentiment prevalent in the industry is placing a premium on the availability of resources with appropriate skill sets at all levels. Besides enhancing monetary benefits, we are also focused on creating an organizational environment which will help us attract and retain the best talent in the geographies that we operate in. One such initiative is the setting up of the Satyam School of Leadership to groom leaders and fulfill the learning needs of associates.
I am delighted to share with you that Satyam has been ranked as the No. 2 global outsourcing vendor in a survey conducted by Brown-Wilson Group Inc. for The Black Book of Outsourcing’s Top 50 Best Managed Companies, 2006.
B. Ramalinga Raju
Q1 Table of Contents

Indian GAAP Consolidated P&L	2
Indian GAAP Consolidated Balance Sheet	3
Indian GAAP Standalone P&L	4
Indian GAAP Standalone Balance Sheet	5
Financial Highlights — US GAAP	6
Subsidiaries and Joint Ventures	7
Business Outlook	7
Business Highlights	8
Nipuna Services Limited	8
Awards & Recognition	9
Operational Parameters for Q1, fiscal 2007	10

• Q1 revenue up 9.84 % sequentially	• Sequential EPS growth of 23.7%

Satyam Computer Services Limited	1

Financial Highlights — Indian GAAP Consolidated
Profit and Loss Account Summary for the quarter ended

In Rs. crore, except per share data
			Growth over		Growth over
			June		March
	June		2005 Quarter	March	2006 Quarter
	2006	2005	(%)	2006	(%)

Income
Services
- Exports	1,376.66	1,016.82	35.39	1,247.54	10.35
- Domestic	66.27	41.88	58.24	66.08	0.29
Total Services Income	1,442.93	1,058.70	36.29	1,313.62	9.84

Expenditure
Personnel Expenses	831.61	639.07	30.13	750.04	10.88
Cost of Software & Hardware sold	0.68	0.20	240.00	0.87	(21.84)
Operating and Administration Expenses	255.63	178.72	43.03	228.22	12.01
	1,087.92	817.99	33.00	979.13	11.11

Operating Profit (EBITDA)	355.01	240.71	47.48	334.49	6.13
EBITDA Margin	24.60%	22.74%		25.46%

Financial Expenses	2.55	0.47	442.55	1.65	54.55
Depreciation	36.17	31.31	15.52	37.16	(2.66)
Miscellaneous Expenditure Written Off	—	0.05		—

Operating Profit after Interest, Depreciation & Miscellaneous Expenses	316.29	208.88	51.42	295.68	6.97
Other Income	74.48	23.42	218.02	28.89	157.81
Profit Before Tax	390.77	232.30	68.22	324.57	20.40
Provision for Taxation	36.77	39.19	(6.18)	39.74	(7.47)
Profit After Taxation and Before share of loss in Associate Company & Minority Interest	354.00	193.11	83.32	284.83	24.28
Share of loss in Associate Company	—	(3.07)		—
Minority Interest	0.12	0.16		(0.18)
Profit After Taxation and share of loss in Associate Company & Minority Interest	354.12	190.20	86.18	284.65	24.41
Earnings Per Share — (Rs. per equity share of Rs. 2 each)
Basic	10.87	5.95	82.69	8.79	23.67
Diluted	10.48	5.81	80.38	8.45	24.02
Q1: Performance Against Guidance

Parameters	Projected	Actuals
Income from Software Services (Rs. crore)	Rs. 1,359 - Rs. 1,366	Rs. 1442.93
EPS (Rs.)	Rs. 8.62 - Rs. 8.66	Rs. 10.87
“A better than guided revenue growth and a favorable exchange rate environment has resulted in a 24% growth in EPS. The superior performance and better cash management has generated a surplus cash of Rs. 315 crore during the quarter.”
V. Srinivas, CFO

2	Satyam Computer Services Limited

Indian GAAP Consolidated
Balance Sheet as at

In Rs. crore
	June 30		March 31
	2006	2005	2006

Sources of Funds
Shareholders’ Funds
(a) Share Capital	156.27	155.15	155.90
(b) Share Application Money, Pending Allotment	0.98	2.93	1.78
(c) Reserves and Surplus	4,552.34	3,368.36	4,159.57

	4,709.59	3,526.44	4,317.25

Minority Interest	—	4.55	4.15

Loan Funds
(a) Secured Loans	118.63	33.48	102.71

	4,828.22	3,564.47	4,424.11

Application of Funds
Fixed Assets
(a) Gross Block	1,369.72	1,114.76	1,317.21
(b) Less: Depreciation	875.05	737.63	840.21

(c) Net Block	494.67	377.13	477.00
(d) Capital Work in Progress	122.86	73.75	80.25

	617.53	450.88	557.25

Investments	—	73.25	—

Deferred Tax Asset (Net)	25.35	9.01	4.62
Current Assets, Loans and Advances
(a) Inventories	0.18	0.18	0.19
(b) Sundry Debtors	1,248.21	901.02	1,168.42
(c) Cash and Bank Balances	3,427.11	2,454.66	3,111.70
(d) Loans and Advances	199.83	104.21	184.32
(e) Other Current Assets	131.91	45.93	110.60

	5,007.24	3,506.00	4,575.23

Less: Current Liabilities and Provisions
(a) Current Liabilities	494.61	272.61	437.04
(b) Provisions	327.29	202.06	275.95

	821.90	474.67	712.99

Net Current Assets	4,185.34	3,031.33	3,862.24

	4,828.22	3,564.47	4,424.11

Satyam Computer Services Limited	3

Financial Highlights — Indian GAAP Standalone
Standalone Profit and Loss Account Summary for the quarter ended

In Rs. crore, except per share data
			Growth over		Growth over
			June		March
	June		2005 Quarter	March	2006 Quarter
	2006	2005	(%)	2006	(%)

Income
Services
- Exports	1,332.42	1,001.73	33.01	1,207.31	10.36
- Domestic	54.44	32.71	66.43	52.66	3.38
Total Services Income	1,386.86	1,034.44	34.07	1,259.97	10.07

Expenditure
Personnel Expenses	795.13	623.72	27.48	716.43	10.99
Operating and Administration Expenses	236.08	161.24	46.42	208.00	13.50
	1,031.21	784.96	31.37	924.43	11.55

Operating Profit (EBITDA)	355.65	249.48	42.56	335.54	5.99
EBITDA Margin	25.64%	24.12%		26.63%

Financial Expenses	1.07	0.19	463.16	0.58	84.48
Depreciation	32.30	28.15	14.74	33.38	(3.42)

Operating Profit after Interest and Depreciation	322.28	221.14	45.74	301.58	6.86
Other Income	74.38	23.38	218.14	27.55	169.98
Profit Before Tax	396.66	244.52	62.22	329.13	20.52
Provision for Taxation	36.57	38.47	(4.94)	39.23	(6.78)
Profit After Taxation (PAT)	360.09	206.05	74.76	289.90	24.21

Earnings Per Share — (Rs. per equity share of Rs. 2 each)
Basic	11.05	6.44	71.58	8.95	23.46
Diluted	10.66	6.30	69.21	8.61	23.81

4	Satyam Computer Services Limited

Indian GAAP Standalone
Balance Sheet as at

In Rs. Crore
	June 30		March 31
	2006	2005	2006

Sources of Funds
Shareholders’ Funds
(a) Share Capital	65.26	64.14	64.89
(b) Share Application Money, Pending Allotment	0.98	2.93	1.78
(c) Reserves and Surplus	4,668.35	3,395.39	4,268.75

	4,734.59	3,462.46	4,335.42

Loan Funds
(a) Secured Loans	12.67	10.57	12.57

	4,747.26	3,473.03	4,347.99

Application of Funds
Fixed Assets
(a) Gross Block	1,180.06	982.60	1,153.16
(b) Less: Depreciation	834.55	712.82	803.74
(c) Net Block	345.51	269.78	349.42
(d) Capital Work in Progress	112.16	69.48	76.84
	457.67	339.26	426.26

Investments	183.90	141.98	155.74

Deferred Tax Asset (Net)	24.93	9.01	4.29

Current Assets, Loans and Advances
(a) Sundry Debtors	1,186.84	871.58	1,122.81
(b) Cash and Bank Balances	3,370.34	2,438.26	3,052.33
(c) Loans and Advances	201.19	122.18	183.24
(d) Other Current Assets	131.86	45.86	110.59

	4,890.23	3,477.88	4,468.97

Less: Current Liabilities and Provisions
(a) Current Liabilities	487.51	293.26	435.71
(b) Provisions	321.96	201.84	271.56

	809.47	495.10	707.27

Net Current Assets	4,080.76	2,982.78	3,761.70

	4,747.26	3,473.03	4,347.99

Satyam Computer Services Limited	5

Financial Highlights — US GAAP
Unaudited Consolidated Statement of Operations Summary for the quarter ended

In million US dollars, except per share data and as stated otherwise
			Growth over		Growth over
			June		March
	June		2005 Quarter	March	2006 Quarter
	2006	2005	(%)	2006	%

Revenues	$322.5	$246.0	31.1	$300.7	7.2
Gross Profit	$117.0	$86.9	34.6	$118.2	(1.0)
Operating Income	$66.9	$46.1	45.2	$63.6	5.2
Operating Margin	20.74%	18.74%		21.15%
Income Before Income Taxes, Minority Interest and Equity in Earnings / (Losses) of Associated Companies	$82.6	$51.2	61.3	$69.5	18.8
Income Taxes	$(7.3)	$(8.4)	(13.30)	$(7.4)	(1.2)
Income Before Equity in Earnings / (Losses) of Associated Companies	$75.3	$42.8	76.0	$62.1	21.2
Equity in Earnings / (Losses) of Associated Companies, net of taxes	$0.2	$(0.5)	(140.0)	$0.2	25.0
Net Income	$75.5	$42.3	78.5	$62.3	21.2

Earnings Per Share:
Basic	$0.23	$0.13	76.92	$0.19	21.05
Diluted	$0.22	$0.13	69.23	$0.19	15.79
Reconciliation Between Net Profit As Per Indian GAAP Consolidated Financials and US GAAP

In million US dollars
	Quarter Ended June		Quarter ended
	2006	2005	March 2006

Profit as per Indian GAAP Financial Statements	$78.2	$43.7	$64.3

Add / (Deduct)
1 Profit / (Loss) of Subsidiaries and Associated Companies	—	—	(0.1)
2 Deferred Stock Compensation Charge	(3.7)	(0.1)	(0.4)
3 Others, net	1.0	(1.3)	(1.5)

Net Income as per US GAAP Financial Statements	$75.5	$42.3	$62.4

6	Satyam Computer Services Limited

Subsidiaries and Joint Ventures
Subsidiaries
Nipuna Services Limited, Satyam’s BPO subsidiary, recorded a revenue of Rs. 36.36 crore (US$ 7.93 million) and a net loss of Rs. 6.15 crore (US$ 1.34 million) for the quarter ended June 30, 2006.
Satyam Technologies Inc. (STI), a wholly owned subsidiary of Satyam, recorded net revenue of US$ 0.44 million and a net profit of US$ 0.04 million for the quarter ended June 30, 2006.
Satyam Computer Services (Shanghai) Company Limited, a wholly owned subsidiary of Satyam in China, recorded net revenue of RMB 11.13 million (US$ 1.39 million) and a net loss of RMB 3.12 million (US$ 0.39 million) for the quarter ended June 30, 2006.
Citisoft Plc., a wholly owned subsidiary of Satyam, recorded net revenue of US$ 3.66 million and a net loss of US$ 0.08 million for the quarter ended June 30, 2006.
Joint Ventures
CA Satyam ASP Pvt. Ltd., a joint venture between Satyam and Computer Associates, recorded revenue of Rs. 2.11 crore (US$ 0.46 million) and a net loss of Rs. 0.14 crore (US$ 0.03 million) for the quarter ended June 30, 2006.
Satyam Venture Engineering Services., a joint venture between Satyam and Venture Corporation, US, earned a revenue of Rs. 17.41 crore (US$ 3.80 million) and a net profit of Rs. 2.15 crore (US$ 0.47 million) for the quarter ended June 30, 2006.
Business Outlook*
* Outlook is based on exchange rate of Rs. 45.84 / US$

	Q1 2007	Q2 2007	Growth	FY 2006 #	FY 2007	Growth
Indian GAAP
Consolidated Financials
Revenue (Rs. Crore)	1,443	1,521 - 1,529	5.4% to 6.0%	4,793	6,190 - 6,290	29.2% - 31.2%
EPS (Rs. per share)	10.87	8.83 - 8.87	-18.8% to -18.4%	30.5	38.90 - 39.50	27.5% - 29.5%
EPS excluding stock compensation charge (Rs. per share) @	10.87	8.83 - 8.87	-18.8% to -18.4%	30.5	40.05 - 40.65	31.3% - 33.3%
US GAAP
Revenue (US$ mn)	322.5	337.0 - 338.6	4.5% to 5.0%	1,096	1,373 - 1,395	25.3% - 27.3%
EPADS excluding stock compensation charge (US$ per ADS)*	0.49	0.37	-23.1%	1.33	1.71 - 1.74	28.8% - 30.7%
Proforma EPADS including stock compensation charge (US$ per ADS)*	0.47	0.35	-24.7%	1.20	1.58 - 1.61	32.0% - 34.2%

#	Figures for FY 2006 are after excluding profit on sale of stake in Sify Ltd.

@	Stock compensation charge under Indian GAAP includes charges on account of proposed Restricted Stock Unit scheme with effect from October 2006

*	Stock compensation charge under US GAAP includes charges on account of proposed Restricted Stock Unit scheme with effect from October 2006 and FAS 123R

Satyam Computer Services Limited	7

Business Highlights
Satyam added 34 new customers in Q1.
Satyam helped a global publishing major to develop the Content Management Strategy for its Business Information Group. The assignment involved assessing the current state; provide insights and recommendations for the future state of process, technology and resources to be used in the overall content management strategy for the entire Business Information Group.
Satyam expanded its services with a first-of-its-kind predictive modeling and analytics solution for a leading US Insurer. The analytics would aid the Insurer in improving profitability across product portfolios with more informed decisions on risk and premia pricing. The models also streamline underwriting practices and enable early detection of potential fraud.
Satyam has been selected as a lead system integrator for implementing a convergent billing and customer care solution for a large integrated communications service provider in Asia. This project would be one of the first comprehensive convergent solutions for any large telco service provider in the Asia Pacific region.
Satyam is engaged in providing domain expertise based consulting for a leading European Insurer in evaluation and selection of a core insurance product that will support a five-year business plan for expansion of services in China. The proprietary methodology used by Satyam enables the insurer to make faster and more informed decisions in choosing the right product.
Satyam revamped the existing Electronic Laboratory Notebook (ELN) for a global giant to improve the visibility of R&D information and archive knowledge and also provide a legally acceptable workflow for the R&D community.
Citisoft, a Satyam subsidiary, won a consulting engagement to assist a large Anglo-American investment manager in redefining its systems architecture and move towards a global, single instance, multi-site front office solution.
Nipuna Services Limited
(BPO Subsidiary)
During the quarter, Nipuna added two customers — one in the HIP vertical (one of the world’s leading pharma companies) and the other in the Entertainment Space. In addition, Nipuna also commenced work on animation projects for the Indian film industry.
The portfolio of service offerings have enabled the company to build deeper relationships with existing customers leading to increased number of processes. The company is now handling 80 processes for 27 customers in engineering, health care, insurance, artwork management, IT help desk, finance and accounts, animation, customer support, KPO and data management areas. Nipuna continues to enhance its portfolio of service offerings in the areas of Clinical Data Management, Procure to Pay and Equity Research as a value differentiator in its go-to-market strategy. The company has initiated strategic partnerships with solution providers in Healthcare, Pharma and Procurement.
Nipuna currently delivers services to customers from four facilities — two in Hyderabad, and one each in Bangalore and Chennai. Nipuna has infrastructure to accommodate approximately 3,000 employees. As of end-June, Nipuna had 2,005 employees.
The revenue guidance for fiscal 2007 is US$ 36 million.

8	Satyam Computer Services Limited

Awards & Recognition
Satyam emerges as the global No. 2 outsourcing vendor
Satyam has been ranked by the Brown-Wilson Group as the number two outsourcing vendor globally. This was as per the Black Book of Outsourcing’s Top 50 Best Managed Companies and 2006 survey of over 870 IT and ITES companies worldwide. This year, Satyam figured as the leading Indian IT services company in the outsourcing list.
Satyam rated Challenger in Garner’s ERP Magic Quadrant
Gartner
Satyam — positioned in the challengers quadrant in the Magic Quadrant for North American ERP Service Providers, 2006 (Refer our website www.satyam.com for more information)
Satyam is a Global Certified Advantage Partner by Oracle
Satyam has been certified as a Global Certified Advantage Partner (CAP) by Oracle. This partnership leverages end-to-end services ranging from Satyam’s global delivery model to the best-in-class applications and technology solutions from Oracle. This is the highest level of partnership at Oracle.
Satyam recipient of Best Practice Award from the TDWI
Satyam was the winner of the Customer Relationship Management category in the 2006 Best Practices in Data Warehousing competition conducted by the The Data Warehousing Institute (TDWI). The 2006 TDWI best practice award demonstrates Satyam’s maturity in terms of process, quality and skill in developing, deploying, and maintaining large and complex data warehouses. This is the second instance of Satyam winning won this coveted award.

Satyam Computer Services Limited	9

Operational parameters for Q1, Fiscal 2007
(Please note that all metrics are based on Indian GAAP Standalone numbers only)
A. Revenue Analysis
Analysis of Revenue Growth (%)

Particulars	Q1 2007	Q4 2006	Q1 2006	FY 2006
Increase/(Decrease) in revenue in US$ terms	6.62	5.41	8.90	35.23
Increase/(Decrease) in revenue due to change in:
- Volume (Hours billed)	6.42	5.31	8.70	34.47
- Billing rate	0.21	0.10	0.20	0.75
- US$ exchange rate	3.44	(2.36)	(0.40)	(1.45)
Increase/(Decrease) in revenue in Rupee terms	10.07	3.05	8.50	33.78
Analysis of Volume Growth (%)

Particulars	Q1 2007	Q4 2006	Q1 2006	FY 2006
Change in Volume (Total)	7.24	6.78	8.96	38.05
Break up of export revenue between offshore and onsite (%)

Location	Q1 2007	Q4 2006	Q1 2006	FY 2006
Offshore	47.17	46.00	43.15	44.34
Onsite	52.83	54.00	56.85	55.66
Total	100.00	100.00	100.00	100.00
Revenue by region (%)

Region	Q1 2007	Q4 2006	Q1 2006	FY 2006
North America	65.91	63.92	67.77	65.63
Japan	1.13	1.88	1.47	1.45
Europe	17.59	18.64	17.20	18.20
Rest of World	15.37	15.56	13.56	14.72
Total	100.00	100.00	100.00	100.00
Revenue by service offerings (%)

Technology	Q1 2007	Q4 2006	Q1 2006	FY 2006
Application Development & Maintenance Service	48.49	50.66	51.30	50.53
Consulting and Enterprise Business Solutions	40.26	39.28	37.37	38.92
Extended Engineering Solutions	6.01	6.41	7.17	6.61
Infrastructure Management Services	5.24	3.66	4.16	3.94
Total	100.00	100.00	100.00	100.00

10	Satyam Computer Services Limited

Operational parameters for Q1, fiscal 2007 (contd.)
Revenue by line of business (%)

Line of business	Q1 2007	Q4 2006	Q1 2006	FY 2006
Banking, Financial Services & Insurance	29.65	28.82	26.99	28.18
Manufacturing	27.84	28.88	28.76	28.60
TIMES (Telecom, Infrastructure, Media, Entertainment, Semiconductor)	19.12	18.30	19.36	18.82
Health & Pharma	6.53	6.15	6.01	6.24
Retail, Tranportation & Logistics	5.35	5.14	6.36	5.79
Others	11.51	12.70	12.52	12.36
Total	100.00	100.00	100.00	100.00
Revenue by contract type (%)

Contract	Q1 2007	Q4 2006	Q1 2006	FY 2006
Time & Material	62.14	65.92	61.84	64.44
Fixed Bid	37.86	34.08	38.16	35.56
Total	100.00	100.00	100.00	100.00
Changes in billing rates (%)

	For the Quarter
Particulars	Sequential	Year on Year	FY 2006
Onsite	0.30	0.54	0.31
Offshore	0.18	0.52	0.57
Domestic	-1.58	3.62	6.78
B. Associate Data
Location-wise break up of Associates

Particulars	Q1 2007	Q4 2006	Q1 2006
Onsite	5,967	5,829	4,933
Offshore	18,831	17,444	13,294
Domestic	1,055	1,528	796
Total Technical	25,853	24,801	19,023
Support	1,781	1,710	1,482
Total	27,634	26,511	20,505
Total number of associates including subsidiaries is 29,843
Attrition

Particulars	Q1 2007	Q4 2006	Q1 2006
Attrition rate (TTM)	19.62	19.17	16.68

Satyam Computer Services Limited	11

Operational parameters for Q1, fiscal 2007 (contd.)
Utilization/Loading rates (in %)

Particulars	Q1 2007	Q4 2006	Q1 2006	FY 2006
Onsite	97.03	97.77	97.14	97.38
Offshore	79.56	79.91	76.80	79.03
Domestic	96.06	94.32	98.35	96.13
Offshore with trainees	71.24	72.19	74.21	73.77
C. Customer Information
Revenue contribution (in %)

Revenues from	Q1 2007	Q4 2006	Q1 2006	FY 2006
Top customer	7.12	8.03	9.87	9.02
Top 5 customers	22.68	24.31	27.21	24.94
Top 10 customers	34.43	35.86	39.42	37.25
Number of customers with annualized billing exceeding:

Revenues of	Q1 2007	Q4 2006	Q1 2006
US$1 million	142	150	134
US$5 million	51	46	38
US$10 million	33	27	21
Revenue from existing business and new business (%)

	Q1 2007	Q4 2006	Q1 2006
Existing business	87.70	91.36	91.93
New business	12.30	8.64	8.07
Total	100.00	100.00	100.00
Other Information

Particulars	Q1 2007	Q4 2006	Q1 2006
New customers added	34	22	31
Number of active customers	489	469	410
Receivable days	77	80	76
Total number of customers including Citisoft, Knowledge Dynamics and Nipuna is 520

12	Satyam Computer Services Limited

About Satyam Computer Services Limited
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Around 30,000* highly-skilled professionals in Satyam work Onsite, Offsite, Offshore and Nearshore, to provide customized IT solutions for companies in several industry sectors.
Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 489* global companies, of which 156* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 55 countries, across six continents.
*Figures as per quarter ended June 30, 2006
For more information visit: www.satyam.com

Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 20 - F concerning the fiscal year ended March 31, 2006, furnished to the United States Securities Exchange Commission on April 28, 2006 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.
Contact Information
Diwakar Pingle
Mayfair Centre, S.P. Road, Secunderabad — 500 003.
Ph: +91-40-30654105   Fax: +91-40-27840058
Email: Diwakar_Pingle@satyam.com   Website: www.satyam.com

Satyam Computer Services Limited	13